EXHIBIT 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three and nine months ended September 30, 2022

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of management and have been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at and for the year ending December 31, 2021. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Mark Wall”	“Steven Thomas”

Mark Wall	Steven Thomas

President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

November 8, 2022

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

		September 30,	December 31,
	Notes	2022	2021
ASSETS
Current assets
Cash		$79,341	$25,000
Amounts receivable	5	663	877
Prepaid expenses and other		587	820
Derivative assets		—	775
Other assets		—	319
Inventories	6	173,040	109,832
		253,631	137,623

Restricted cash	17	25,436	25,144
Reclamation deposit		250	250
Other assets	11, 12	6,713	—
Property, plant and equipment	7	680,143	714,480

Total assets		$966,173	$877,497

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$43,646	$36,893
Derivative liabilities	16	3,640	—
Decommissioning and restoration liability	8	3,367	721
Lease obligations		288	183
Warrant liability	11, 12	7,638	—
Secured notes payable	9	376,842	375,517
		435,421	413,314

Dunebridge junior credit facility	11	27,753	—
Lease obligations		223	336
Decommissioning and restoration liability	8	74,440	92,392
Deferred income tax liabilities		36,400	20,720

Shareholders' equity:
Share capital	14	631,901	631,717
Share-based payments reserve	14	8,712	7,469
Deficit		(250,011)	(289,785)
Accumulated other comprehensive income		1,334	1,334

Total shareholders' equity		391,936	350,735

Total liabilities and shareholders' equity		$966,173	$877,497

Going concern	1
Commitments	18
Subequent events	9, 19, 20

“Ken Robertson”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

Expressed in thousands of Canadian dollars

(Unaudited)

			Three months ended	Three months ended	Nine months ended	Nine months ended
	Notes		September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Sales			$110,124	$94,208	$292,538	$223,579
Cost of sales:
Production costs			39,367	43,939	93,147	102,074
Cost of acquired diamonds			8,122	2,860	21,319	10,594
Depreciation and depletion			17,972	11,880	39,187	28,847

Earnings from mine operations			44,663	35,529	138,885	82,064
Exploration and evaluation expenses			3,060	2,286	11,420	4,248
Selling, general and administrative expenses	15		3,898	3,106	11,695	8,391

Operating income			37,705	30,137	115,770	69,425
Net finance expenses	13		(9,167)	(11,373)	(27,373)	(31,119)
Other income	12		69	—	5,951	—
Derivative losses	16		(3,702)	(139)	(5,140)	(161)
Foreign exchange (losses) gains			(26,332)	(9,861)	(33,754)	403
(Loss) Income before taxes			(1,427)	8,764	55,454	38,548
Deferred income taxes			(5,760)	—	(15,680)	—
Net (loss) income for the period			$(7,187)	$8,764	$39,774	$38,548
Total comprehensive (loss) income for the period			$(7,187)	$8,764	$39,774	$38,548

Basic and diluted (loss) earnings per share	14	(iv)	$(0.03)	$0.04	$0.19	$0.18

Basic weighted average number of shares outstanding			210,909,141	210,493,334	210,862,969	210,491,649
Diluted weighted average number of shares outstanding			210,909,141	212,296,667	213,381,414	212,294,982

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

(Unaudited)

	Notes		Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2021			210,490,807	$631,498	$6,820	$(565,952)	$1,334	$73,700
Net income for the period			—	—	—	38,548	—	38,548
Share-based payments	14	(iii)	—	—	696	—	—	696
Issuance of common shares - restricted share units			60,000	53	(53)	—	—	—
Balance, September 30, 2021			210,550,807	$631,551	$7,463	$(527,404)	$1,334	$112,944

Balance, January 1, 2022			210,697,474	$631,717	$7,469	$(289,785)	$1,334	$350,735
Net income for the period			—	—	—	39,774	—	39,774
Share-based payments	14	(iii)	—	—	1,427	—	—	1,427
Issuance of common shares - restricted share units			211,667	184	(184)	—	—	—
Balance, September 30, 2022			210,909,141	$631,901	$8,712	$(250,011)	$1,334	$391,936

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of Canadian dollars

(Unaudited)

		Three months ended	Three months ended	Nine months ended	Nine months ended
	Notes	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Cash provided by (used in):
Operating activities:
Net (loss) income for the period		$(7,187)	$8,764	$39,774	$38,548

Adjustments:
Net finance expenses		9,158	11,359	27,342	31,072
Depreciation and depletion		18,028	11,931	39,354	29,007
Premium paid on foreign curency put option		—	—	(696)	—
Share-based payment expense		503	266	1,427	696
Fair value loss of warrants		(54)	—	(5,851)	—
Derivative losses		4,079	139	5,836	161
Foreign exchange losses (gains)		26,332	9,861	33,754	(403)
Deferred income taxes		5,760	—	15,680	—
		56,619	42,320	156,620	99,081
Changes in non-cash operating working capital:
Amounts receivable		478	(89)	214	(89)
Prepaid expenses and other		496	554	234	1,300
Inventories		6,349	13,829	(51,796)	(26,877)
Accounts payable and accrued liabilities		(4,574)	(4,709)	(1,808)	(8,849)
		59,368	51,905	103,464	64,566
Investing activities:
Restricted cash		(166)	(28)	(292)	(84)
Interest income		351	34	578	143
Purchase of property, plant and equipment		(9,906)	(8,855)	(34,130)	(27,326)
		(9,721)	(8,849)	(33,844)	(27,267)
Financing activities:
Payment of lease liabilities		(75)	(77)	(231)	(343)
Deferred financing costs		—	—	(1,034)	—
Net provided by Dunebridge revolving credit facility		—	—	81	—
Provided by Dunebridge term facility		—	—	—	37,505
Repayment of Dunebridge term facility		—	(25,217)	—	(38,855)
Repurchase of secured notes		(20,690)	—	(33,218)	—
Repayment of Dunebridge revolving credit facility		—	(6,371)	—	(6,371)
Provided by Dunebridge junior credit facility		19,456	—	31,958	—
Financing costs paid	13	(585)	(1,880)	(15,518)	(20,716)
		(1,894)	(33,545)	(17,962)	(28,780)

Effect of foreign exchange rate changes on cash		2,155	(1,561)	2,683	(1,183)
Increase (decrease) in cash		49,908	7,950	54,341	7,336
Cash, beginning of period		29,433	34,538	25,000	35,152
Cash, end of period		$79,341	$42,488	$79,341	$42,488

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

1.	Nature of Operations and going concern

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the operating Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. The Company also owns 100% of the mineral rights of the Kennady North Project (“KNP”) in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol ‘MPVD’. During the year ended December 31, 2020, the Company voluntarily delisted its common shares from the NASDAQ.

These condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

As of September 30, 2022, the Company faces liquidity challenges as a result of the Senior Secured Notes maturing on December 15, 2022 with a principal amount outstanding of $377,559. The Company does not currently have sufficient cash flows expected from operations available to discharge the Senior Secured Notes amount when they come due. Subsequent to the quarter ended September 30, 2022, the Company executed a non-binding term sheet with certain existing bond holders for a partial US$190 million refinancing of the US$273 million existing Senior Secured Notes (Note 20) outstanding as of September 30, 2022. The Company does not currently have sufficient cash flows expected from operations available to discharge the remaining Senior Secured Notes amount. There is no assurance that such proposed terms will be completed as described in Note 20 and the refinancing is subject to shareholder and regulatory approval and execution of definitive agreements.

The above conditions related to the Company’s Senior Secured Notes and long-term operational financing needs represent material uncertainties that result in substantial doubt as to the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Failure to meet the obligations for cash calls to fund the Company’s share of expenditures at the GK Mine may lead to De Beers Canada Inc. enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Secured Notes.

Authorization of Financial Statements

These condensed consolidated interim financial statements were approved by the Board of Directors on November 8, 2022.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") as issued by the IASB and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company as of and for the year ended December 31, 2021, except as noted below under Note 3 adoption of new accounting standards.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

These interim financial statements were prepared under the historical cost convention, as modified by the revaluation of derivative assets and liabilities and are presented in thousands of Canadian dollars.

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)
•	Kennady Diamonds Inc. (100% owned)

The Company’s 49% interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company’s interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s 49% interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

3.	ADOPTION OF NEW ACCOUNTING STANDARD

(a)	New accounting standard and amendments effective in the period

IAS 16, Property, Plant and Equipment

Effective January 1, 2022, the Company adopted the amendment to IAS 16, Property, Plant and Equipment which prohibits the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. Upon adoption of the IAS 16 amendment, there was no impact to these condensed consolidated interim financial statements.

4.	Significant ACCOUNTING JUDGMENTS, ESTIMATES And assumptions

The preparation of these interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are consistent with those that applied to the audited financial statements as of and for the year ended December 31, 2021.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

5.	AMOUNTS RECEIVABLE

	September 30,	December 31,
	2022	2021
GST/HST receivable	$596	$722
Other receivable	67	155
Total	$663	$877

6.       INVENTORIES

	September 30,	December 31,
	2022	2021
Ore stockpile	$56,286	$26,411
Rough diamonds	54,523	44,255
Supplies inventory	62,231	39,166
Total	$173,040	$109,832

Depreciation and depletion included in inventories at September 30, 2022 is $27,321 (December 31, 2021 - $12,203).

Included in inventories and production costs, for the three and nine months ended September 30, 2022 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $10,049 and $31,433 (three and nine months ended September 30, 2021 - $9,559 and $30,057, respectively).

Supplies inventory includes bulk deliveries such as fuel, which are delivered during Q1 utilizing the ‘winter road’ to truck these amounts in, hence the significant increase for the nine months ended on September 30, 2022 compared to the prior period.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

7.       PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at September 30, 2022 and December 31, 2021 are as follows:

	Property,	Assets under	Property,	Exploration and
	plant and equipment GK	construction GK	plant and equipment KNP	evaluation assets KNP	Total
Cost
At January 1, 2021	$902,445	$6,506	$1,654	$169,144	$1,079,749
Decommissioning and restoration adjustment	12,228	—	—	248	12,476
Additions/transfers*	45,115	3,679	122	—	48,916
Disposals	—	—	(90)	—	(90)
At December 31, 2021	959,788	10,185	1,686	169,392	1,141,051
Decommissioning and restoration adjustment	(13,801)	—	—	—	(13,801)
Additions/transfers*	38,624	(395)	—	—	38,229
At September 30, 2022	$984,611	$9,790	$1,686	$169,392	$1,165,479

Accumulated depreciation and impairment
At January 1, 2021	$(628,302)	$—	$(36)	$—	$(628,338)
Depreciation and depletion**	(38,862)	—	(6)	—	(38,868)
Disposals	—	—	42	—	42
Impairment reversal***	240,593	—	—	—	240,593
At December 31, 2021	(426,571)	—	—	—	(426,571)
Depreciation and depletion**	(58,749)	—	(15)	—	(58,764)
At September 30, 2022	$(485,320)	$—	$(15)	$—	$(485,335)

Carrying amounts
At December 31, 2021	$533,217	$10,185	$1,686	$169,392	$714,480
At September 30, 2022	$499,291	$9,790	$1,671	$169,392	$680,143

*Included in additions of property, plant and equipment for GK is $30,224 (December 31, 2021 - $34,319) related to deferred stripping of which $4,291 relates to the depreciation of earthmoving equipment (December 31, 2021 - $1,431).

**Included in depreciation and depletion is $145 of depreciation on the right-of-use assets (December 31, 2021 - $134).

***As at December 31, 2021, an impairment reversal of property, plant and equipment was recorded at GK mine.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

8.	decommissioning and restoration liability

The decommissioning and restoration liability is comprised of the liabilities for the GK Mine and the Kennady North Project, which are broken down separately below.

The GK Mine decommissioning and restoration liability was calculated using the following assumptions as at September 30, 2022 and December 31, 2021:

	September 30,	December 31,
	2022	2021
Expected undiscounted cash flows	$86,677	$84,128
Nominal risk-free discount rate	3.16%	1.42%
Inflation rate	2.00%	2.00%
Periods	2030	2030

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

During the nine months ended September 30, 2022, the GK Mine decommissioning and restoration liability decreased by $16,552 (December 31, 2021 - $19,471), resulting primarily from the change in nominal risk-free discount rate.

The continuity of the decommissioning and restoration liability at September 30, 2022 and December 31, 2021 is as follows:

	GK Mine	KNP	Total
Balance, at January 1, 2022	$90,418	$2,695	$93,113
Change in estimate of discounted cash flows	(16,552)	—	(16,552)
Accretion recorded during the period	1,241	5	1,246
Balance, at September 30, 2022	$75,107	$2,700	$77,807
Less: current portion of decommissioning and restoration liability	3,367	—	3,367
Non-current decommissioning and restoration liability, at September 30, 2022	$71,740	$2,700	$74,440

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

9.	secured notes payable

On December 11, 2017, the Company completed an offering of US$330 million of senior secured notes (“Notes”), secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, at a rate of 8.00% per annum, and mature on December 15, 2022. The Company classified the secured notes liability as current liabilities since the notes will mature on December 15, 2022. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

As of September 30, 2022, the Company has an obligation of US$273 million or $377.6 million Canadian dollar equivalent under the secured notes payable (December 31, 2021 - US$299.9 million or $379.0 million).

	September 30,	December 31,
	2022	2021
Total outstanding secured notes payable	$377,559	$379,034
Less: unamortized deferred transaction costs and issuance discount	(717)	(3,517)
Total secured notes payable	$376,842	$375,517

During the nine months ended September 30, 2022, US$26.9 million or approximately $33.2 million Canadian dollar equivalent of secured notes payable was purchased.

Subsequent to the quarter ended September 30, 2022, the Company purchased US$15 million or approximately $20.7 million Canadian dollar equivalent of secured notes payable.

On October 27, 2022, the Company executed a non-binding term sheet with certain existing bond holders for a partial US$190 million refinancing of the US$273 million existing Senior Secured Notes (Note 20) outstanding as of September 30, 2022.

10.	dunebridge revolving credit facility and dunbridge term facility

On September 30, 2020, the Company entered into a revolving credit facility with Dunebridge Worldwide Ltd. (“Dunebridge”) (the “Dunebridge RCF”) (Note 19) of up to US$25 million, with first ranking lien terms. The Dunebridge RCF carried an interest rate of 5% per annum and was initially repayable on September 30, 2021. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020. The Dunebridge RCF was not subject to any financial covenants. A default would occur if the Company was unable to make the monthly interest payments, or the principal repayment.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The Dunebridge RCF included various restrictive covenants which required that no additional indebtedness be entered into, and no new agreements related to the sale of diamonds, beyond what then exists, without prior written approval from Dunebridge.

Under the Dunebridge RCF, permitted distributions to third parties (which include dividends) were subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF was defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all-advances outstanding does not exceed US$10 million.

On September 24, 2021, the Dunebridge RCF repayment date was extended to March 31, 2022, with the same restrictive covenants described above. An upfront 2% extension fee of US$0.5 million was paid. The Dunebridge RCF had an interest rate of 5% per annum.

The upfront fee was categorized as deferred financing fee against the loan and amortized over the term of the loan. As at December 31, 2021, $319 unamortized deferred financing fee was remaining and classified as other assets on the consolidated balance sheet and was fully amortized on March 31, 2022.

During Q1 2022, the Company drew and repaid US$5M from the Dunebridge RCF for funding operations. The Dunebridge RCF was terminated during Q1 2022.

11.	Dunebridge junior credit facility

On March 28, 2022, the Company completed a US$50M credit facility with Dunebridge (“Dunebridge JCF”) bearing a cash payment interest rate of 8% per annum or an effective interest rate of 15.8%, paid semi-annually until December 2022. Following this date, the interest rate will be 2% above the margin on the senior secured notes payable then outstanding. The maturity date of this credit facility is December 15, 2027. The Dunebridge JCF is secured by substantially all of the properties and assets of the Company and its subsidiaries on a junior basis to the Company’s existing senior secured notes payable. The Company is entitled to prepay the Dunebridge JCF at any time prior to the maturity date without penalty.

In order for the Company to request an advance under the Dunebridge JCF, the Company must deliver a utilization request to the administrative agent and confirm that the Company has met the conditions precedent to all borrowings, confirm representation and warranties and confirm that the proceeds requested are to be used as agreed upon in the agreement to (a) repay indebtedness under the senior credit agreement, by way of direction and set-off on the closing date, (b) repay the senior secured notes, and (c) for general corporate purposes, including working capital needs.

The Company issued to Dunebridge 41 million common share purchase warrants (Note 12), exercisable in whole or in part at any time up to December 15, 2027 at an exercise price of US$0.60975 per common share.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The Company incurred legal and advisory fees in relation to the Dunebridge JCF of $1,082 which was capitalized as other assets. In addition, the fair value of the warrants granted on closing of the Dunebridge JCF valued at $0.33 per warrant and totaling $13,489 was also capitalized resulting in total other assets of $14,571. During the nine month period ended September 30, 2022, $7.2 million of total costs capitalized to other assets were reclassified to deferred financing costs and $25 million drawn on the Dunebridge JCF is presented net of them on the statement of financial position. The remaining portion of the other assets is being amortized over the life of the credit facility.

During Q3 2022, the Company drew an additional US$15M. As of September 30, 2022, the Company has an obligation of US$25 million or $34.6 million Canadian dollar equivalent under the Dunebridge JCF (December 31, 2021 - $Nil).

	September 30,	December 31,
	2022	2021
Total outstanding Dunebridge junior credit facility	$34,572	$—
Less: unamortized deferred transaction costs	(6,819)	—
Total Dunebridge junior credit facility	$27,753	$—

12.	Warrant liability

As part of the Dunebridge JCF (Note 11), 41 million share warrants were issued at an exercise price of US$0.60975 per common share with an expiry date of December 15, 2027. The warrants have an exercise price denominated in US dollars, which differs from the Company’s Canadian dollar functional currency, and are therefore accounted for as derivative liabilities at fair value, with changes in fair value recorded in earnings as they occur.

The warrants were valued on the date of grant using the following assumptions:

March 28,
2022
Exercise price	US$0.61 ($0.77)
Expected volatility	61.72%
Expected warrant life	5.7 years
Expected dividend yield	0%
Risk-free interest rate	2.42%
Weighted average fair value per warrant granted	$0.33

In valuing the warrants on March 28, 2022, the Company applied a liquidity discount of 32% from the Black-Scholes value.

As at September 30, 2022, the warrants were revalued using the following assumptions, resulting in a total value of $7,638:

Page |15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

September 30,
2022
Exercise price	US$0.61 ($0.82)
Expected volatility	64.00%
Expected warrant life	5.2 years
Expected dividend yield	0%
Risk-free interest rate	3.24%
Weighted average fair value per warrant granted	$0.26

In valuing the warrants on September 30, 2022, the Company applied a liquidity discount of 29% from the Black-Scholes value.

13.	net finance expense
	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Interest income	$351	$34	$578	$143
Accretion expense on decommissioning and restoration liability	(601)	(235)	(1,246)	(474)
Interest expense	(8,404)	(8,998)	(23,851)	(25,788)
Amortization of deferred financing costs	(1,012)	(2,125)	(3,196)	(4,835)
Other finance income (costs)*	499	(49)	342	(165)
	$(9,167)	$(11,373)	$(27,373)	$(31,119)

*Included in other finance costs for the three and nine months ended September 30, 2022 is $9 and $31 (three and nine months ended September 30, 2021 - $14 and $47, respectively) related to interest on lease liabilities.

14.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value.

ii.	Share capital

The number of common shares issued and outstanding as at September 30, 2022 is 210,909,141 (December 31, 2021 - 210,697,474).

iii.	Stock options, RSUs, DSUs and share-based payments reserve

The Company has a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock options, restricted share units (“RSU”) and deferred share units (“DSU”) awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to directors and employees of the Company to maximums identified in the Plan.

As at September 30, 2022, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,090,914 shares. All stock options are settled by the issuance of common shares.

Page |16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The following table summarizes information about the stock options outstanding and exercisable:

	Nine months ended September 30, 2022		Nine months ended September 30, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	4,680,001	$1.36	2,455,002	$2.89
Granted during the period	3,101,042	0.71	1,085,000	0.65
Expired during the period	(100,000)	5.86	(100,000)	6.35
Balance at end of the period	7,681,043	$1.04	3,440,002	$2.09
Options exercisable at the end of the period	1,713,334	$1.55	1,678,336	$3.33

The fair value of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below for options granted during the September 30, 2022 and September 30, 2021 period. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. A total of 3,101,042 stock options were issued during the nine months ended September 30, 2022, with an exercise price of $0.714. The 2,439,668 stock options will vest 1/3 on January 17, 2023, 1/3 on January 17, 2024 and 1/3 on January 17, 2025, the 661,376 stock options will vest 1/3 on February 21, 2023, 1/3 February 21, 2024 and 1/3 February 21, 2025. A total of 1,085,000 stock options were issued during the nine months ended September 30, 2021 vesting 1/3 on February 3, 2022, 1/3 on February 3, 2023 and 1/3 on February 3, 2024.

	September 30,	September 30,
	2022	2021
Weighted average exercise price per share	$0.71	$0.65
Expected volatility	64.43% - 64.68%	59.38%
Expected option life	5 years	5 years
Contractual option life	5 years	5 years
Expected forfeiture	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	1.68% - 1.79%	0.46%
Weighted average fair value per option granted	$0.39	$0.32

The following tables reflect the number of stock options outstanding, the grant date fair value, and the exercise price of stock options outstanding at September 30, 2022.

Page |17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

At September 30, 2022
	Grant Date	Number of	Number of	Exercise
Expiry Date	Fair Value	Options	Exercisable Options	Price

December 21, 2022	644	605,000	605,000	3.48
June 30, 2023	203	200,000	200,000	3.30
December 27, 2024	372	930,000	626,667	1.30
February 2, 2026	268	845,001	281,667	0.65
November 15, 2026	675	2,000,000	—	0.62
January 17, 2027	958	2,439,666	—	0.71
February 21, 2027	260	661,376	—	0.71
	$3,380	7,681,043	1,713,334	$1.04

The weighted average remaining contractual life of the options outstanding at September 30, 2022 is 3.51 years (December 31, 2021 - 3.60 years).

The restricted and deferred share units issuable under the Plan are full value phantom shares that mirror the value of the Company’s publicly traded common shares. RSU and DSU grants are made on a discretionary basis to directors and employees of the Company subject to the Board of Directors’ approval. Under the Plan, RSUs and DSUs vest according to the terms set out in the award agreement which are determined on the initial grant date on an individual basis at the discretion of the Board of Directors. Vesting of the RSUs and DSUs is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs and DSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted and settled during the period:
	September 30, 2022		September 30, 2021
RSU	Number of units	Weighted average value grant date fair value	Number of units	Weighted average value grant date fair value
Balance at beginning of period	1,426,667	$0.87	863,333	$1.13
Awards and payouts during the period (net):
RSUs awarded	1,196,914	0.71	1,000,000	0.64
RSUs settled and common shares issued	(211,667)	0.87	(60,000)	0.89
RSUs forfeited	(76,022)	0.69	—	—
Balance at end of the period*	2,335,892	$0.80	1,803,333	$0.87

*As at September 30, 2022, 531,671 RSUs (December 31, 2021 - 420,002 RSUs) have vested and have not yet been settled.

No DSU awards have been granted to date, therefore as at September 30, 2022 there are no DSUs outstanding.

Page |18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The share-based payments recognized as an expense for the three and nine months ended September 30, 2022 and 2021 are as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Expense recognized in the period
for share-based payments	$503	$266	$1,427	$696

The share-based payment expense for the three and nine months ended September 30, 2022 and 2021 is included in selling, general and administrative expenses.

iv.	(Loss) earnings per share

The following table sets forth the computation of basic and diluted (loss) earnings per share:
	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Numerator
Net (loss) income for the period	$(7,187)	$8,764	$39,774	$38,548
Effect of dilutive securities	—	184	524	463
	$(7,187)	$8,948	$40,298	$39,011

Denominator
For basic - weighted average number of shares outstanding	210,909,141	210,493,334	210,862,969	210,491,649
Effect of dilutive securities	—	1,803,333	2,518,445	1,803,333
For diluted - adjusted weighted average number of shares outstanding	210,909,141	212,296,667	213,381,414	212,294,982

(Loss) earnings Per Share
Basic	$(0.03)	$0.04	$0.19	$0.18
Diluted	$(0.03)	$0.04	$0.19	$0.18

For the three and nine months ended September 30, 2022, 7,681,043 and 4,836,042 stock options, respectively and 41 million warrants were not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (three and nine months ended September 30, 2021 - 3,440,002 stock options).

15.	Selling, general and administrative expenses

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Selling and marketing	$1,253	$1,171	$3,763	$3,227
General and administrative:
Consulting fees and payroll	620	479	2,453	1,355
Share-based payment expense	503	266	1,427	696
Depreciation	56	51	167	160
Office and administration	289	248	853	719
Professional fees	679	717	1,603	1,574
Promotion and investor relations	64	(7)	195	50
Director fees	206	116	615	350
Transfer agent and regulatory fees	97	63	362	255
Travel	131	2	257	5
	$3,898	$3,106	$11,695	$8,391

Page |19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

16.	Derivatives Assets and Liabilities

i)	During the nine months ended September 30, 2022 and the year ended December 31, 2021, the Company entered into foreign currency put options to mitigate the foreign currency risk associated with the U.S. dollar sales proceeds and the risk that the Company would not have sufficient Canadian dollar funds to contribute to the operations of the GK Mine. These derivatives have been accounted as non-hedge derivatives and are recorded at fair value. Changes in fair value of the foreign currency put option contracts are recognized in the condensed consolidated interim statements of comprehensive (loss) income as gains or loss on derivatives.

At September 30, 2022, the Company has US$18 million foreign currency collar contracts outstanding at a strike price of 1.26 with settlement dates from October 2022 to December 2022. On settlement date, if the spot rate exceeds 1.33, the Company will settle at a strike price of 1.27, if the spot rate is between 1.26 to 1.33, there is no obligatory settlement. The Company also has further US$10.5 million foreign currency collar contracts at a strike price of 1.28 with settlement dates from October 2022 to December 2022. On settlement date, if the spot rate exceeds 1.35, the Company will settle at a strike price of 1.30, if the spot rate is between 1.28 to 1.35, there is no obligatory settlement. The Company also entered additional foreign currency collar contracts of US$10.5 million at a strike price of 1.275 with settlement dates from October 2022 to December 2022. On settlement date, if the spot rate exceeds 1.355, the Company will settle at a strike price of 1.28, if the spot rate is between 1.275 to 1.355, there is no obligatory settlement.

ii)	The Notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives at fair value through profit and loss and are outlined below. The Company may redeem the Notes in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to the date of redemption.
Page |20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The following table presents the various derivatives assets and liabilities as at September 30, 2022 and December 31, 2021:

	September 30,	December 31,
	2022	2021
Currency derivative contracts	$(3,640)	$731
Current portion of embedded derivatives	—	44
(Liability) Asset	$(3,640)	$775

The following table presents amounts recognized in the Condensed Consolidated Interim Statement of Comprehensive (Loss) Income for the three and nine months ended September 30, 2022 and 2021:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Loss on currency derivative contracts	$(3,482)	$—	$(5,073)	$—
(Loss) gain on prepayment option embedded derivative	(220)	(139)	(67)	(161)
Total	$(3,702)	$(139)	$(5,140)	$(161)

17.	Financial instruments

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of the accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy.

Page |21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

	Carrying amount				Fair value
September 30, 2022	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
Cash	$79,341	$—	$—	$79,341	79,341	—	—	79,341
Restricted cash	25,436	—	—	25,436	25,436	—	—	25,436
Amounts receivable	663	—	—	663	663	—	—	663
	$105,440	$—	$—	$105,440
Financial liabilities measures at fair value
Derivative liabilities	$—	$3,640	—	$3,640	—	3,640	—	3,640
Warrant liability	—	7,638	—	7,638	—	—	7,638	7,638
	$—	$11,278	$—	$11,278
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$—	$—	$43,646	$43,646	43,646	—	—	43,646
Dunebridge junior credit facility	—	—	27,753	27,753	—	34,572	—	34,572
Secured notes payable	—	—	376,842	376,842	369,212	—	—	369,212
	$—	$—	$448,241	$448,241

	Carrying amount				Fair value
December 31, 2021	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$—	$775	$—	$775	$—	$775	$—	$775
	$—	$775	$—	$775
Financial assets not measured at fair value
Cash	$25,000	$—	$—	$25,000	25,000	—	—	25,000
Restricted cash	25,144	—	—	25,144	25,144	—	—	25,144
Amounts receivable	877	—	—	877	877	—	—	877
	$51,021	$—	$—	$51,021
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$—	$—	$36,893	$36,893	36,893	—	—	36,893
Secured notes payable	—	—	375,517	375,517	357,607	—	—	357,607
	$—	$—	$412,410	$412,410

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. Derivative assets are carried at fair value which is determined based on internal valuation model that reflect the observable currency exchange rates in the markets. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 9) and foreign currency put option contracts (Note 16). The level 3 financial liability relates to warrants which is accounted for as derivative liabilities at fair value, with changes in fair value recorded to earnings as they occur (Note 12).

The fair value of the secured notes payable is determined using market quoted prices.

Page |22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

18.	COMMITMENTS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$1,473	$—	$—	$—	$1,473
Gahcho Kué Diamond Mine decommissioning fund	10,000	20,000	—	—	30,000
Revolving Junior Credit facility - Principal	—	—	34,572	—	34,572
Revolving Junior Credit facility - Interest	3,176	10,372	4,178	—	17,726
Notes payable - Principal	377,559	—	—	—	377,559
Notes payable - Interest	15,102	—	—	—	15,102
	$407,310	$30,372	$38,750	$—	$476,432

19.	RELATED PARTIES

The Company’s related parties include Dermot Desmond, Dunebridge and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), the Operator of the GK Mine, key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment and Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel and directors are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

On March 28, 2022, the Company executed a credit facility with Dunebridge, for US$50 million (Note 11).

On September 24, 2021, the Dunebridge RCF was extended to March 31, 2022 (Note 10).

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for the Company’s share of the letters of credit issued. In 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding can change over time, dependent on future changes to the decommissioning and restoration liability and returns on decommissioning fund investments. During the nine months ended September 30, 2022, the Company funded $Nil (year ended December 31, 2021 - $10 million) into the decommissioning fund, which is presented as restricted cash on the balance sheet. Subsequent to the quarter ended September 30, 2022, the Company funded $5 million into the decommissioning fund.

Page |23

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at September 30, 2022, the Company’s share of the letters of credit issued were $44.7 million (December 31, 2021 - $44.1 million).

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.

The balances as at September 30, 2022 and December 31, 2021 were as follows:

	September 30,	December 31,
	2022	2021
Payable De Beers Canada Inc. as the operator of the GK Mine*	$1,498	$2,732
Payable to De Beers Canada Inc. for interest on letters of credit	102	99
Payable to Dunebridge Worldwide Ltd.	35,313	—
Payable to key management personnel	105	67

*included in accounts payable and accrued liabilities

The transactions for the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
The total of the transactions:
International Investment and Underwriting	$30	$30	$90	$90
Remuneration to key management personnel	652	537	2,498	1,541
Upside revenue on diamonds sold to Dunebridge Worldwide Ltd.	—	—	—	10,399
Diamonds sold to De Beers Canada Inc.	5,402	2,409	10,429	7,074
Diamonds purchased from De Beers Canada Inc.	10,866	6,710	22,548	11,538
Finance costs incurred from De Beers Canada Inc.	34	33	102	101
Finance costs incurred from Dunebridge Worldwide Ltd.	526	1,825	754	5,659
Management fee charged by the Operator of the GK Mine	833	1,191	2,499	3,573

The remuneration expense of directors and other members of key management personnel for the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Consulting fees, payroll, director fees, bonus and other short-term benefits	$435	$411	$1,776	$1,240
Share-based payments	247	156	812	391
	$682	$567	$2,588	$1,631

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. In addition to the directors of the Company, key management personnel include the Chief Executive Officer (“CEO”) and Chief Financial Officer.

Page |24

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

20.	SUBSEQUENT EVENT

On October 27, 2022, the Company executed a non-binding term sheet with certain holders (the "Exchanging Holders") of its 8.000% Senior Secured Second Lien Notes due 2022 (the "Existing Notes"), including entities ultimately beneficially owned by the Company's largest beneficial shareholder, Mr. Dermot Desmond, for a partial refinancing of the Existing Notes. The term sheet sets forth the terms of a transaction (the "Proposed Transaction") in which the Exchanging Holders will exchange Existing Notes for new senior secured second lien loan notes (the "New Loan Notes").

The Proposed Transaction is currently expected to include the exchange of approximately US$190.0 million aggregate principal amount of Existing Notes for approximately US$195.9 million aggregate principal amount of New Loan Notes. Approximately US$65.3 million of the New Loan Notes will be acquired by entities ultimately beneficially owned by Mr. Desmond. The New Loan Notes are expected to be secured by the same assets that secure the Existing Notes and on a second lien priority basis, bear interest at a rate of 9.0% per annum and have a three-year term. The Company expects to retire the remaining balance of the Existing Notes with cash on hand concurrently with the consummation of the Proposed Transaction. The Proposed Transaction is subject to shareholder and regulatory approval and execution of definitive agreements.

21.	SEGMENTED REPORTING

The reportable operating segments are those operations for which operating results are reviewed by the CEO who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.

As a result of the asset acquisition of Kennady, which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the Northwest Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.

Page |25

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the nine months ended September 30, 2022

	GK Mine	KNP	Total

Sales	$292,538	$—	$292,538
Cost of sales:
Production costs	93,147	—	93,147
Cost of acquired diamonds	21,319	—	21,319
Depreciation and depletion	39,187	—	39,187

Earnings from mine operations	138,885	—	138,885
Exploration and evaluation expenses	1,665	9,755	11,420
Selling, general and administrative expenses	11,670	25	11,695

Operating income (loss)	125,550	(9,780)	115,770
Net finance expenses	(27,373)	—	(27,373)
Other income	5,851	100	5,951
Derivative losses	(5,140)	—	(5,140)
Foreign exchange losses	(33,754)	—	(33,754)

Net income (loss) before taxes	$65,134	$(9,680)	$55,454

Total assets	$794,671	$171,502	$966,173
Total liabilities	$571,085	$3,152	$574,237

Page |26

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the three months ended September 30, 2022

	GK Mine	KNP	Total

Sales	$110,124	$—	$110,124
Cost of sales:
Production costs	39,367	—	39,367
Cost of acquired diamonds	8,122	—	8,122
Depreciation and depletion	17,972	—	17,972

Earnings from mine operations	44,663	—	44,663
Exploration and evaluation expenses	439	2,621	3,060
Selling, general and administrative expenses	3,889	9	3,898

Operating income (loss)	40,335	(2,630)	37,705
Net finance expenses	(9,167)	—	(9,167)
Other income	54	15	69
Derivative losses	(3,702)	—	(3,702)
Foreign exchange losses	(26,332)	—	(26,332)

Net income (loss) before taxes	$1,188	$(2,615)	$(1,427)

Total assets	$794,671	$171,502	$966,173
Total liabilities	$571,085	$3,152	$574,237

Page |27

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the nine months ended September 30, 2021

	GK Mine	KNP	Total

Sales	$223,579	$—	$223,579
Cost of sales:
Production costs	102,074	—	102,074
Cost of acquired diamonds	10,594	—	10,594
Depreciation and depletion	28,847	—	28,847

Earnings from mine operations	82,064	—	82,064
Exploration and evaluation expenses	326	3,922	4,248
Selling, general and administrative expenses	8,348	43	8,391

Operating income (loss)	73,390	(3,965)	69,425
Net finance expenses	(31,115)	(4)	(31,119)
Derivative losses	(161)	—	(161)
Foreign exchange gains	403	—	403

Net income (loss) before taxes	$42,517	$(3,969)	$38,548

Total assets	$453,195	$171,093	$624,288
Total liabilities	$508,023	$3,321	$511,344

Page |28

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2022

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the three months ended September 30, 2021

	GK Mine	KNP	Total

Sales	$94,208	$—	$94,208
Cost of sales:
Production costs	43,939	—	43,939
Cost of acquired diamonds	2,860	—	2,860
Depreciation and depletion	11,880	—	11,880

Earnings from mine operations	35,529	—	35,529
Exploration and evaluation expenses	68	2,218	2,286
Selling, general and administrative expenses	3,100	6	3,106

Operating income (loss)	32,361	(2,224)	30,137
Net finance expenses	(11,372)	(1)	(11,373)
Derivative losses	(139)	—	(139)
Foreign exchange gains	(9,861)	—	(9,861)

Net income (loss) before taxes	$10,989	$(2,225)	$8,764

Total assets	$453,195	$171,093	$624,288
Total liabilities	$508,023	$3,321	$511,344

Page |29